Exhibit 99.13

NEWS RELEASE OTCQB: CPPXF

CONTINENTAL POSTS Q3, 2014 RESULTS

JAKARTA, Indonesia – May 9, 2014 - Continental Energy Corporation (OTCQB: CPPXF) (the “Company”) an emerging international energy investment company with operations in Southeast Asia and Norway, today announced the filing of its unaudited, condensed interim financial statements and management’s discussion and analysis for its third quarter of fiscal 2014 ended March 31, 2014. Complete copies of these interim statements are available for download from the SEDAR website at www.sedar.com.

Current Working Capital – As at 31 March 2014, the Company’s interim financial statements reflected a working capital deficit of $1,152,329 compared to a working capital deficit of $744,692 at the 30 June 2013, the end of the previous fiscal year end. Cash raised from financing activities during the nine month period was $783,439 from private placements and loans compared to $21,794 during the comparative period in the prior year.

Operations – Overall, the Company incurred a loss from operations during the third quarter of $318,556 compared to a loss of $446,450 for the comparative quarter in the prior year, a decrease of $127,894. The decrease is attributable to reduced financing fees and share-based payments. Financing fees during the third quarter were $nil compared to $154,352 for the comparative quarter due to modification of the terms of outstanding warrants. Share-based payment expense was $nil in the third quarter compared to $152,880 in the comparative quarter due to the calculated value of options granted and warrants issued during the respective quarters. Interest expense during the third quarter was $42,573 compared to $9,336 during the comparative quarter. The increase is attributable to increased interest charges on the Company's convertible debt due to various modifications to its terms. Total equity loss during the third quarter was $161,682 compared to $nil for the comparative quarter. The equity loss was due to the Company using equity accounting for the losses of its affiliates which were acquired in June 2013.

On behalf of the Company,
Robert V. Rudman, CFO

Source: Continental Energy Corporation
Media Contacts: Robert Rudman, CFO, 561-779-9202, rrudman@continentalenergy.com
Further Info: www.continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.